J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States

Citigroup Global Markets Inc.

388 Greenwich Street,

New York, NY 10013

United States

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre,

1 Harbour View Street, Central, Hong Kong

People’s Republic of China

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81

International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

People’s Republic of China

As representatives of the prospective underwriters

VIA EDGAR

June 23, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dietrich King Ms. Cara Wirth Ms. Lyn Shenk Mr. James Giugliano

Re:	Missfresh Limited (CIK No. 0001851682) (the “Company”) Registration Statement on Form F-1 (File No. 333-256903), as amended Registration Statement on Form 8-A (File No. 001-40529)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time, on June 24, 2021, or as soon thereafter as is practicable.

1

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 22, 2021 and the date hereof, 50 copies of the Company’s Preliminary Prospectus dated June 22, 2021 were distributed to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
China Renaissance Securities (Hong Kong) Limited

As representatives of the prospective underwriters

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Vice President

[Signature Page to Acceleration Request]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Ho-Yin Lee
Name: Ho-Yin Lee
Title: Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

China International Capital Corporation Hong Kong Securities Limited

By:	/s/ SHI Qi
Name: SHI Qi
Title: Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Ike Song
Name: Ike Song
Title: Managing Director

[Signature Page to Acceleration Request]